SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

**ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE October 7, 1996].

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from __________________ to __________________

Commission file number : **0-25370**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**Rent-A-Center, Inc.
5700 Tennyson Parkway
Third Floor
Plano, Texas 75024**

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT SAVINGS PLAN

By RENT-A-CENTER, INC.
Plan Administrator

Date: June 21, 2002

By: ______________________
Robert D. Davis
Senior Vice President - Finance,
Chief Financial Officer and Treasurer

DALLAS_1\3663916\1
15237-2 06/20/2002

Financial Statements and Report of Independent Certified Public Accountants

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

December 31, 2001 and 2000

Report of Independent Certified Public Accountants

Trustees of Rent-A-Center, Inc.
401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Dallas, Texas
May 3, 2002

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2001	2000
Investments, at fair value		
Investments	$36,756,041	$34,708,461
Money market fund	4,428,787	4,342,952
	41,184,828	39,051,413
Loans to participants	2,637,213	2,537,614
Cash	114,433	93,446
Receivables		
Participants' contributions	868,345	801,055
Employer contributions	289,147	226,268
Other	113,566	-
	1,271,058	1,027,323
NET ASSETS AVAILABLE FOR BENEFITS	$45,207,532	$42,709,796

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31,

	2001	2000	1999
Additions (deductions) to net assets attributed to:			
Investment (loss) income	$ (2,555,753)	$ 4,335,675	$ 2,782,866
Net appreciation (depreciation) in fair value of investments	(904,534)	(4,022,336)	4,372,674
	(3,460,287)	313,339	7,155,540
Contributions			
Participants'	9,139,819	7,193,427	6,927,646
Employer	3,065,284	2,097,170	2,163,921
	12,205,103	9,290,597	9,091,567
Transfers from other qualified plan	-	-	49,464,580
Total additions	8,744,816	9,603,936	65,711,687
Deductions from net assets attributed to:			
Benefits paid to participants	6,247,080	13,030,330	22,224,483
Net increase (decrease)	2,497,736	(3,426,394)	43,487,204
Net assets available for benefits			
Beginning of year	42,709,796	46,136,190	2,648,986
End of year	$45,207,532	$42,709,796	$46,136,190

The accompanying notes are an integral part of these statements.

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan became effective October 1, 1997, and is a defined contribution plan covering all employees of Rent-A-Center, Inc. (formerly Renters Choice, Inc. until December 31, 1999) who have completed three months of service. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

The Plan permits participants to defer up to 20%, not to exceed $10,500 for 2001 and 2000 and $10,000 for 1999, of their annual compensation as contributions to the Plan. The Company may make matching contributions on a discretionary basis. The Company made matching contributions of the participants' contributions equal to $0.50 for each $1.00 of eligible employee salary deferral contributions in 2001, 2000 and 1999. The matching contributions cannot exceed 4% of each employee's compensation.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in matching and allocated earnings thereon as follows:

20% at one year;
40% at two years;
60% at three years;
80% at four years;
100% at five years or more of service as defined by the Plan.

Additionally, a participant becomes 100% vested if employment is terminated due to death or total disability.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

Janus Worldwide Fund - Global Stock Fund
Janus Growth & Income Fund
American Independence International Stock Fund
Putnam New Opportunities Fund - Aggressive U.S. Stock Fund
American Independence Stock Fund - U.S. Stock Fund
Federated Max-Cap Stock Fund - Large Cap Fund
Franklin Small-Cap Stock Fund - Small Cap Fund
NestEgg 2000 Capital Preservation Fund
NestEgg 2010 Balanced Fund
NestEgg 2020 Balanced Fund
NestEgg 2030 Balanced Fund
NestEgg 2040 Balanced Fund
PIMCO Total Return Bond Fund
American Independence Money Market Fund
Morgan Stanley Institutional Mid-Cap Value Fund
Rent-A-Center, Inc. Common Stock

Participants may change their investment options at any time.

Forfeitures

The balance of forfeited employer contributions will reduce the employer matching contribution or administrative expenses in the year in which the forfeitures occur.

Benefits

Upon retirement, death, disability, or termination of employment, a participant (or the participant's beneficiary, if applicable) may elect to receive either (i) a lump sum amount or (ii) alternative form of payment, as specified in the Plan. The Plan allows participants to make hardship withdrawals, subject to certain limitations, as defined.

Administrative Expenses

Administrative expenses are paid directly by the Company and are not reflected in the financial statements of the Plan.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Loans to Participants

Participants may, by written application, be granted loans from the Plan secured by their account balances. The limitation on the amount which can be borrowed at any time is the lesser of $50,000 or 50% of the participant's vested account balances; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence. The participant or the participant's beneficiary cannot receive a tax-free distribution from the Plan until the loan and all interest is repaid. Interest rates on such loans range from approximately 8.25% to 9.5%.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, they may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America and in accordance with the Plan agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The Plan's investments are stated at fair value, as determined by the trustee.

Payment of Benefits

Benefits are recorded when paid.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2001 and 2000

NOTE C - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 25, 2002 that the amended and restated Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).

NOTE D - INVESTMENTS

The Plan's investments are held in a bank - administered trust fund and consist of the following:

	December 31,	
	2001	2000
Investments at fair value as determined by quoted market price		
American Independence International Stock Fund	$ 2,602,065*	$ 3,054,579*
Putnam New Opportunities Fund - Aggressive U.S. Stock Fund	-	5,622,386*
American Independence Stock Fund - U.S. Stock Fund	9,300,867*	9,786,267*
Federated Max-Cap Stock Fund - Large Cap Fund	2,666,505*	2,085,654
Franklin Small-Cap Stock Fund - Small Cap Fund	4,696,831*	5,771,457*
NestEgg 2000 Capital Preservation Fund	81,361	32,775
NestEgg 2010 Balanced Fund	289,271	129,298
NestEgg 2020 Balanced Fund	2,093,275	2,241,651*
NestEgg 2030 Balanced Fund	604,280	452,952
NestEgg 2040 Balanced Fund	543,289	419,881
PIMCO Total Return Bond Fund	2,820,257*	1,947,554
Rent-A-Center, Inc. Common Stock	4,682,276*	2,095,358
Janus Worldwide Fund - Global Stock Fund	1,601,578	1,068,649
Janus Growth and Income Fund	4,755,598*	-
Morgan Stanley Institutional Mid-Cap Value Fund	18,588	-
	36,756,041	34,708,461
American Independence Money Market Fund	4,428,787*	4,342,952*
	$41,184,828	$39,051,413
Participant loans	$ 2,637,213*	$ 2,537,614*
Cash	$ 114,433	$ 93,446

*Represents 5 percent or more of the Plan's net assets.

NOTE D - INVESTMENTS - Continued

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $(904,534), $(4,022,336), and $4,372,674 during 2001, 2000, and 1999 respectively.

	For the year ended December 31,		
	2001	2000	1999
American Independence International Stock Fund	$ (340,070)	$ (686,360)	$ 491,307
Putnam New Opportunities Fund - Aggressive U.S. Stock Fund	1,334,749	(3,524,038)	2,083,737
American Independence Stock Fund	(379,054)	2,384,690	(1,588,675)
Federated Max-Cap Stock Fund - Large Cap Fund	(191,385)	(289,660)	162,977
Franklin Small-Cap Stock Fund - Small Cap Fund	(1,107,467)	(2,143,600)	3,029,034
AIM Balanced Fund	-	-	(20,675)
NestEgg Capital Preservation Fund	496	(486)	31
NestEgg 2010 Balanced Fund	(3,734)	(4,535)	2,999
NestEgg 2020 Balanced Fund	(138,645)	(232,228)	226,817
NestEgg 2030 Balanced Fund	(42,332)	(33,996)	25,312
NestEgg 2040 Balanced Fund	(35,731)	(56,719)	33,558
Fidelity Intermediate Bond Fund	-	-	(1,106)
PIMCO Total Return Bond Fund	(19,841)	125,295	(72,642)
Rent-A-Center, Inc. Common Stock	14,086	733,155	-
Janus Worldwide Fund - Global Stock Fund	(71,172)	(293,854)	-
Janus Growth and Income Fund	74,005	-	-
Morgan Stanley Institutional Mid-Cap Value Fund	1,561	-	-
	$ (904,534)	$(4,022,336)	$ 4,372,674

SUPPLEMENTAL SCHEDULE

Report of Independent Certified Public Accountants on Supplementary Schedule

Trustees of Rent-A-Center, Inc.
401(k) Retirement Savings Plan

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedule of Assets Held for Investment Purposes is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

Dallas, Texas
May 3, 2002

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31,

EIN: 48-1024367
Plan No. 001

			2001		2000		1999	
(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost	(e) Current value	(d) Cost	(e) Current value	(d) Cost	(e) Current value
	Collective Investment Funds							
	Janus Worldwide Fund	Global Stock Fund	$ 1,966,604	$ 1,601,578	$ 1,362,503	$ 1,068,649	$ -	$ -
	American Independence International Fund	International Equity Fund	3,132,051	2,602,065	3,244,495	3,054,579	3,768,461	4,264,905
	Putnam New Opportunities Fund	Aggressive U.S. Stock Fund	-	-	6,957,135	5,622,386	4,985,307	7,174,596
	American Independence Stock Fund	U.S. Stock Fund	8,935,129	9,300,867	9,041,476	9,786,267	13,456,270	11,816,372
	Federated Max-Cap Stock Fund	Large Cap Fund	2,984,573	2,666,505	2,212,337	2,085,654	1,729,124	1,892,101
	Franklin Small-Cap Stock Fund	Small Cap Fund	4,918,863	4,696,831	4,886,022	5,771,457	3,947,306	6,976,339
*	NestEgg Capital Preservation Fund	Balanced Fund	81,321	81,361	33,231	32,775	9,148	9,178
*	NestEgg 2010 Fund	Balanced Fund	294,541	289,271	130,834	129,298	89,665	92,664
*	NestEgg 2020 Fund	Balanced Fund	2,237,331	2,093,275	2,247,062	2,241,651	2,644,460	2,871,277
*	NestEgg 2030 Fund	Balanced Fund	655,295	604,280	461,635	452,952	279,925	305,238
*	NestEgg 2040 Fund	Balanced Fund	602,181	543,289	443,042	419,881	285,385	318,943
	PIMCO Total Return Bond Fund	Intermediate Bond Fund	2,820,429	2,820,257	1,927,885	1,947,554	2,186,982	2,081,357
	Janus Growth and Income Fund	Growth and Income Stock Fund	4,681,593	4,755,598	-	-	-	-
	Morgan Stanley Institutional - Mid-Cap Value Fund	Mid-Cap Fund	17,027	18,588	-	-	-	-
*	Rent-A-Center, Inc.	Company Stock	3,935,035	4,682,276	1,362,203	2,095,358	-	-
	American Independence Money Market Fund	Money Market	4,428,787	4,428,787	4,342,952	4,342,952	5,464,362	5,464,362
			$41,690,760	$41,184,828	$38,652,812	$39,051,413	$38,846,395	$43,267,332

* Represents a party-in-interest.

EXIHIBIT 23.1

Consent of Independent Certified Public Accountants

We have issued our report dated May 3, 2002, accompanying the 401(k) Retirement Savings Plan financial statements of Rent-A-Center, Inc. and included on Form 11-K for the year ended December 31, 2001. We hereby consent to the incorporation by reference of said report in the Registration Statement of Rent-A-Center, Inc. and Subsidiaries on Form S-8 (File No. 333-32296).

Grant Thornton LLP

Dallas, Texas
June 20, 2002